UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-39327

SEADRILL LIMITED

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Seadrill Announces First Quarter 2024 Results

Hamilton, Bermuda, May 14, 2024 - Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) today reported its first quarter 2024 results.

Quarterly highlights

•	Delivered operating profit of $80 million and Adjusted EBITDA(1) of $124 million on $367 million of revenue, resulting in an Adjusted EBITDA Margin(1) of 33.8%

•	Secured highest dayrate in the current cycle with a clean dayrate of $545,000 for a one-well contract

•	Repurchased 9.9 million shares, or 12.4% of issued share count, since initiating its share repurchase program in September 2023

•	Reaffirmed full-year guidance of $1.47 to $1.52 billion in revenue, $400 to $450 million in Adjusted EBITDA(1), and $400 to $450 million in capital expenditures

Financial highlights

	Three months ended
Figures in USD million, unless otherwise indicated	March 31, 2024	December 31, 2023
Total Operating Revenues	367	408
Contract Revenues	275	315
Operating Profit	80	52
Adjusted EBITDA (1)	124	100
Adjusted EBITDA Margin (1)	33.8%	24.5%
Diluted Earnings Per Share ($)	0.81	0.95

“Seadrill has had a strong start to the year, delivering safe, efficient operations to our customers, securing a cycle-high dayrate that offers an encouraging indication of market potential, and returning capital to shareholders,” remarked President and Chief Executive Officer, Simon Johnson. “As the cycle progresses, we believe Seadrill’s competitive fleet, focused market positioning, and balance sheet strength will support durable earnings and capital returns. We remain focused on executing according to plan and maintain our previously disclosed full-year 2024 guidance as the year progresses in line with expectation.”

Financial results

First quarter 2024 operating revenues totaled $367 million, compared to $408 million the prior quarter, a $41 million sequential decrease. Contract revenues were $275 million, compared to $315 million the prior quarter, primarily related to fewer operating days for the Sevan Louisiana, West Polaris, and West Auriga, partially offset by improved economic utilization. After completing its drilling contract in December 2023, the Sevan Louisiana undertook a special periodic survey and related maintenance during the first quarter of 2024. The West Polaris and West Auriga finished their contracts in January and February, respectively; were reintegrated into the Company’s rig fleet following the termination of third-party management agreements; and began preparing for contracts in Brazil, scheduled to begin in the fourth quarter of this year.

Operating expenses were $303 million, compared to $356 million the prior quarter, a decrease of $53 million. Rig operating expenses were $180 million, a decrease of $40 million, primarily attributable to the timing of certain repair and maintenance spending and $15 million of non-cash accruals that negatively impacted fourth quarter 2023 results. Selling, general, and administrative (SG&A) expenses were $25 million, a decrease of $1 million from the prior quarter, and included $4 million of non-recurring costs associated with the closure of the Company’s London office and consolidation of its corporate offices in Houston, compared to $2 million in the fourth quarter of 2023. Other operating income for the first quarter of 2024 also included a $16 million benefit related to the recovery of historical import duties in the form of tax credits.

Adjusted EBITDA(1) was $124 million for the first quarter of 2024, an increase of $24 million from the prior quarter. Adjusted EBITDA Margin was 33.8%.

Cash flow and balance sheet

Cash flow from operations during the first quarter of 2024 was $29 million, after deducting $29 million of long-term maintenance capital expenditures, compared to $140 million in the prior quarter. Capital upgrades captured in investing cash flows were $23 million. Resulting Free Cash Flow(1) was $6 million.

In the first quarter of 2024, Seadrill made $119 million of share repurchases. As of May 10, 2024, the Company has returned a total of $442 million to shareholders and has $58 million remaining under its current repurchase authorization. Since initiating its repurchase program in September 2023, the Company has repurchased a total of 9.9 million shares, or 12.4% of issued share count.

As of March 31, 2024, Seadrill had gross principal debt of $625 million; $612 million in cash and cash equivalents, including $28 million in restricted cash; and an additional $225 million in available borrowings under its undrawn senior secured revolving credit facility.

Operational and commercial activity

As of May 14, 2024, Seadrill’s Order Backlog(2) stood at approximately $2.8 billion, including approximately $108 million in contract additions since February 28, 2024.

•

As previously disclosed, the West Capella secured a one-well contract in South Korea, with an estimated duration of 40 days, valued at approximately $32 million, including a mobilization fee of approximately $10 million and excluding fees for additional services. The contract is expected to commence in December 2024.

•

As previously disclosed, the West Neptune secured a six-month contract extension with an independent operator in the U.S. Gulf of Mexico, with an estimated contract value of approximately $86 million, excluding fees for additional services. The contract is expected to commence in the third quarter of 2025 in direct continuation of its current contract.

Additionally, in mid-April, the Sevan Louisiana commenced a contract for well intervention work with an independent operator in the U.S. Gulf of Mexico. The contract has an estimated duration of 45 days.

The Company today provided an updated fleet status report on the Investor Relations section of its website, www.seadrill.com.

Conference Call Information

Seadrill will host a conference call to discuss its results on Wednesday, May 15, 2024 at 09:00 CST / 16:00 CET. Interested participants may join the call by dialing +1 (888) 660-6819 (Passcode: 7310670) at least 15 minutes prior to the scheduled start time. The Company will webcast the call live on the Investor Relations section of its website, www.seadrill.com, where a replay will be available afterwards.

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

(1)	These are non-GAAP measures. For a definition and a reconciliation to the most comparable GAAP measure, see Appendices.
(2)

Order Backlog includes all firm contracts at the contractual operating dayrate multiplied by the number of days remaining in the firm contract period. It includes management contract revenues and lease revenues from bareboat charter arrangements and excludes revenues for mobilization, demobilization, contract preparation, and other incentive provisions and backlog relating to non-consolidated entities.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this news release, including, without limitation, those regarding the Company’s outlook and guidance, plans, strategies, business prospects, rig activity, share repurchases and changes and trends in its business and the markets in which it operates, are forward-looking statements. These statements may include words such as “assumes”, “projects”, “forecasts”, “estimates”, “expects”, “anticipates”, “believes”, “plans”, “intends”, “may”, “might”, “will”, “would”, “can”, “could”, “should” or, in each case, their negative, or other variations or comparable terminology in connection with any discussion of the timing or nature of future operating or financial performance or other events. These statements are based on management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: those described under Item 3D, “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2024, offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new or reactivated rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance, special periodic surveys, upgrades and regulatory work for the drilling rigs in the Company’s fleet, the cost and timing of shipyard and other capital projects, the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, Seadrill’s ability to successfully employ its drilling units, procure or have access to financing, ability to comply with loan covenants, fluctuations in the international price of oil, international financial market conditions, inflation, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, the review of competition authorities, the impact of global economic conditions and global health threats, pandemics and epidemics, our ability to maintain relationships with suppliers, customers, employees and other third parties, our ability to maintain adequate financing to support our business plans, our ability to successfully complete and realize the intended benefits of any mergers, acquisitions and divestitures, and the impact of other strategic transactions, our liquidity and the adequacy of cash flows to satisfy our obligations, future activity under and in respect of the Company’s share repurchase program, our ability to satisfy (or timely cure any noncompliance with) the continued listing requirements of the New York Stock Exchange and the Oslo Stock Exchange, or other exchanges where our shares may be listed, the cancellation of drilling contracts currently included in reported contract backlog, losses on impairment of long-lived fixed assets, shipyard, construction and other delays, the results of meetings of our shareholders, political and other uncertainties, including those related to the conflicts in Ukraine and the Middle East, and any related sanctions, the effect and results of litigation, regulatory matters, settlements, audits, assessments and contingencies, including any litigation related to acquisitions or dispositions, our ability to successfully integrate with Aquadrill LLC following its merger with the Company, the concentration of our revenues in certain geographical jurisdictions, limitations on insurance coverage, our ability to attract and retain skilled personnel on commercially reasonable terms, the level of expected capital expenditures, our expected financing of such capital expenditures and the timing and cost of completion of capital projects, fluctuations in interest rates or exchange rates and currency devaluations relating to foreign or U.S. monetary policy, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters in the jurisdictions in which we operate, customs and environmental matters, the potential impacts on our business resulting from decarbonization and emissions legislation and regulations, the impact on our business from climate-change generally, the occurrence of cybersecurity incidents, attacks or other breaches to our information technology systems, including our rig operating systems, and other important factors described from time to time in the reports filed or furnished by us with the SEC.

The foregoing risks and uncertainties are beyond our ability to control, and in many cases, we cannot predict the risks and uncertainties that could cause our actual results to differ materially from those indicated by the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. We expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in our expectations or beliefs with regard to the statement or any change in events, conditions or circumstances on which any forward-looking statement is based, except as required by law.

Investors should note that we announce material financial information in SEC filings, press releases and public conference calls. Based on guidance from the SEC, we may use the Investors section of our website (www.seadrill.com) to communicate with investors. It is possible that the financial and other information posted there could be deemed to be material information. The information on our website is not part of, and is not incorporated into, this news release.

Contact information

Lydia Brantley Mabry

Director of Investor Relations

ir@seadrill.com

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In $ millions, except per share data)	Three months ended March 31, 2024	Three months ended March 31, 2023
Operating revenues
Contract revenues	275	186
Reimbursable revenues (1)	20	9
Management contract revenues (1)	58	61
Other revenues (1)	14	10

Total operating revenues	367	266

Operating expenses
Vessel and rig operating expenses	(180)	(115)
Reimbursable expenses	(20)	(9)
Depreciation and amortization	(38)	(36)
Management contract expense	(38)	(42)
Merger and integration related expenses	(2)	(3)
Selling, general and administrative expenses	(25)	(14)

Total operating expenses	(303)	(219)

Other operating items
Gain on disposals	—	4
Other operating income	16	—

Total other operating items	16	4

Operating profit	80	51
Financial and other non-operating items
Interest income	7	7
Interest expense	(15)	(16)
Share in results from associated companies (net of tax)	4	3
Other financial items and non-operating items	(6)	(1)

Total financial and other non-operating items, net	(10)	(7)

Profit before income taxes	70	44
Income tax expense	(10)	(1)

Net income	60	43

Basic EPS ($)	0.83	0.86
Diluted EPS ($)	0.81	0.83

(1)	Includes revenue from related parties of $76 million and $74 million for the three months ended March 31, 2024 and the three months ended March 31, 2023, respectively.

Seadrill Limited

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In $ millions, except per share data)	March 31, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	584	697
Restricted cash	28	31
Accounts receivable, net	197	222
Amounts due from related parties, net	14	9
Other current assets	213	199

Total current assets	1,036	1,158

Non-current assets
Investments in associated companies	94	90
Drilling units	2,862	2,858
Deferred tax assets	53	46
Equipment	10	10
Other non-current assets	67	56

Total non-current assets	3,086	3,060

Total assets	4,122	4,218

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	64	53
Other current liabilities	291	336

Total current liabilities	355	389

Non-current liabilities
Long-term debt	609	608
Deferred tax liabilities	9	9
Other non-current liabilities	222	229

Total non-current liabilities	840	846

Commitments and contingencies
SHAREHOLDERS’ EQUITY
Common shares of par value $0.01 per share: 375,000,000 shares authorized and 74,060,628 issued at March 31, 2024 (December 31, 2023: 74,048,962)	1	1
Additional paid-in capital	2,364	2,480
Accumulated other comprehensive income	1	1
Retained earnings	561	501

Total shareholders’ equity	2,927	2,983

Total liabilities and shareholders’ equity	4,122	4,218

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In $ millions)	Three months ended March 31, 2024	Three months ended March 31, 2023
Cash Flows from Operating Activities
Net income	60	43
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	38	36
Gain on disposal of assets	—	(4)
Share in results from associated companies (net of tax)	(4)	(3)
Deferred tax benefit	(5)	(2)
Unrealized loss on foreign exchange	3	—
Amortization of discount on debt	1	—
Share based incentive compensation	3	—
Other cash movements in operating activities
Payments for long-term maintenance	(29)	(10)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	25	18
Trade accounts payable	11	(10)
Prepaid expenses/accrued revenue	(7)	(5)
Deferred revenue	5	12
Deferred mobilization costs	4	—
Related party receivables	(5)	8
Other assets	(21)	(3)
Other liabilities	(50)	(65)

Net cash flows provided by operating activities	29	15

Cash Flows from Investing Activities
Additions to drilling units and equipment	(23)	(11)
Proceeds from disposal of assets	—	4
Proceeds from disposal of investment in associates	—	43

Net cash flows (used in)/provided by investing activities	(23)	36

Cash Flows from Financing Activities
Repayments of secured credit facilities	—	(160)
Shares repurchased	(119)	—

Net cash used in financing activities	(119)	(160)

Effect of exchange rate changes on cash	(3)	2

Net decrease in cash and cash equivalents, including restricted cash	(116)	(107)

Cash and cash equivalents, including restricted cash, at beginning of the period	728	598
Cash and cash equivalents, including restricted cash, at the end of period	612	491

Appendix I - Reconciliation of Operating Income to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Reimbursables, and Adjusted EBITDA Margin excluding Reimbursables

Adjusted EBITDA represents operating income before depreciation, amortization and similar non-cash charges. Additionally, in any given period, the Company may have significant, unusual or non-recurring items which may be excluded from Adjusted EBITDA for that period. When applicable, these items are fully disclosed and incorporated into the reconciliation provided below. Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of Total operating revenues. Adjusted EBITDA excluding Reimbursables, represents Adjusted EBITDA, excluding Reimbursable revenues and Reimbursable expenses. Adjusted EBITDA Margin excluding Reimbursables represents Adjusted EBITDA excluding Reimbursables as a percentage of Total operating revenues excluding Reimbursable revenues.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Reimbursables and Adjusted EBITDA Margin excluding Reimbursables are non-GAAP financial measures. The Company believes that the aforementioned non-GAAP financial measures assist investors by excluding the potentially disparate effects between periods of interest, other financial items, taxes and depreciation and amortization, which are affected by various and possibly changing financing methods, capital structure and historical cost basis and which may significantly affect operating income between periods.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Reimbursables and Adjusted EBITDA Margin excluding Reimbursables should not be considered as alternatives to operating income or any other indicator of Seadrill Limited’s performance calculated in accordance with US GAAP.

The tables below reconcile operating profit to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Reimbursables and Adjusted EBITDA Margin excluding Reimbursables.

Figures in USD million, unless otherwise indicated	Three months ended March 31, 2024	Three months ended December 31, 2023
Operating profit	80	52
Depreciation and amortization	38	44
Merger and integration related expenses	2	3
Other adjustments (1)	4	1

Adjusted EBITDA (a)	124	100

Total operating revenues (b)	367	408
Adjusted EBITDA margin (a)/(b)	33.8%	24.5%

Figures in USD million, unless otherwise indicated		Three months ended March 31, 2024
Adjusted EBITDA (a)		124
Reimbursable revenues		(20)
Reimbursable expenses		20

Adjusted EBITDA excluding Reimbursables (c)		124

Total operating revenues (b)		367
Reimbursable revenues		(20)

Total operating revenues excluding Reimbursable revenues (d)		347

Adjusted EBITDA margin excluding Reimbursables (c)/(d)		35.7%

(1)	Primarily related to costs associated with the closure of the Company’s London office, announced in 2023.

Appendix II - Contract Revenues Supporting Information

Contract Revenues Supporting Information(1)	Three months ended March 31, 2024	Three months ended December 31, 2023
Average number of rigs on contract(2)	10	12
Average contractual dayrates(3) (in $ thousands)	300	298
Economic utilization(4)	97.1%	92.4%

(1)

Excludes three drillships managed on behalf of Sonadrill (West Gemini, Sonangol Quenguela, Sonangol Libongos); and excludes rigs bareboat chartered to Gulfdrill (West Telesto, West Castor, West Tucana).

(2)	The average number of rigs on contract is calculated by dividing the aggregate days the Company’s rigs were on contract during the reporting period by the number of days in that reporting period.
(3)	The average contractual dayrate is calculated by dividing the aggregate contractual dayrates during a reporting period by the aggregate number of days for the reporting period.
(4)

Economic utilization is defined as dayrate revenue earned during the period, excluding bonuses, divided by the contractual operating dayrate, multiplied by the number of days on contract in the period. If a drilling unit earns its full operating dayrate throughout a reporting period, its economic utilization would be 100%. However, there are many situations that give rise to a dayrate being earned that is less than the contractual operating rate, such as planned downtime for maintenance. In such situations, economic utilization reduces below 100%.

Appendix III - Reconciliation of Net cash flows provided by operating activities to Free Cash Flow

The Company also presents Free Cash Flow as a non-GAAP liquidity measure. Free Cash Flow is calculated as Net cash provided by/(used in) operating activities less cash paid for additions to drilling units and equipment. The table below reconciles Net cash flow provided by operating activities to Free Cash Flow for the three months ended March 31, 2024, and December 31, 2023.

Figures in USD million	Three months ended March 31, 2024	Three months ended December 31, 2023
Net cash flows provided by operating activities	29	140
Additions to drilling units and equipment	(23)	(48)
Free Cash Flow	6	92

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
Date: May 14, 2024
	By:	/s/ Grant Creed
Name: Grant Creed
Title: Chief Financial Officer

THE SECTIONS OF THIS REPORT ON FORM 6-K ENTITLED “OPERATIONAL AND COMMERCIAL ACTIVITY” AND “FORWARD-LOOKING STATEMENTS” AND THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS CONTAINED IN THIS REPORT ON FORM 6-K (COLLECTIVELY, THE “INCORPORATED INFORMATION”) ARE HEREBY INCORPORATED BY REFERENCE INTO (I) THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023 AND (II) THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-276710) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 26, 2024. EXCEPT FOR THE INCORPORATED INFORMATION, NO OTHER PORTION OF THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE ABOVE REGISTRATION STATEMENTS.